UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ALARM.COM HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

0001459200

(CUSIP Number)

Frederic D. Fenton

c/o Technology Crossover Ventures

528 Ramona Street

Palo Alto, California 94301

Telephone: (650) 614-8200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0001459200	13D	Page 1 of 19 Pages

1	NAMES OF REPORTING PERSONS: TCV VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 8,579,694
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 8,579,694
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,579,694
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 0001459200	13D	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS: TCV VII (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,455,634
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 4,455,634
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,455,634
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 0001459200	13D	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 81,123
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 81,123
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 81,123
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 0001459200	13D	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 13,035,328
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 13,035,328
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,035,328
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 0001459200	13D	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 13,116,451
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 13,116,451
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,116,451
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 0001459200	13D	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS: JAY C. HOAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 186,576
	8	SHARED VOTING POWER: 13,116,451
	9	SOLE DISPOSITIVE POWER: 186,576
	10	SHARED DISPOSITIVE POWER: 13,116,451
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,303,027
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 28.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 128,931
	8	SHARED VOTING POWER: 13,116,451
	9	SOLE DISPOSITIVE POWER: 128,931
	10	SHARED DISPOSITIVE POWER: 13,116,451
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,245,382
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 28.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 8 of 19 Pages

1	NAMES OF REPORTING PERSONS: JOHN L. DREW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,116,451
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,116,451
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,116,451
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 9 of 19 Pages

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 113,952
	8	SHARED VOTING POWER: 13,116,451
	9	SOLE DISPOSITIVE POWER: 113,952
	10	SHARED DISPOSITIVE POWER: 13,116,451
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,230,403
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 28.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 10 of 19 Pages

1	NAMES OF REPORTING PERSONS: DAVID L. YUAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 20,407
	8	SHARED VOTING POWER: 13,116,451
	9	SOLE DISPOSITIVE POWER: 20,407
	10	SHARED DISPOSITIVE POWER: 13,116,451
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,136,858
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 11 of 19 Pages

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 13,116,451
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 13,116,451
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,116,451
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 12 of 19 Pages

1	NAMES OF REPORTING PERSONS: CHRISTOPHER P. MARSHALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 33,046
	8	SHARED VOTING POWER: 13,116,451
	9	SOLE DISPOSITIVE POWER: 33,046
	10	SHARED DISPOSITIVE POWER: 13,116,451
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,149,497
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 13 of 19 Pages

1	NAMES OF REPORTING PERSONS: TIMOTHY P. McADAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 40,753
	8	SHARED VOTING POWER: 13,116,451
	9	SOLE DISPOSITIVE POWER: 40,753
	10	SHARED DISPOSITIVE POWER: 13,116,451
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,157,204
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 14 of 19 Pages

1	NAMES OF REPORTING PERSONS: JOHN C. ROSENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,116,451
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,116,451
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,116,451
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 15 of 19 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 2, 2015 (the “Statement”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Alarm.com Holdings, Inc., (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On November 27, 2017, as part of an in-kind pro-rata distribution to partners, TCV VII, TCV VII(A) and Member Fund distributed 1,308,234, 679,396 and 12,370 shares of Common Stock, respectively, to their limited partners and general partners for no consideration. The shares distributed by the TCV Funds included 504,361 shares of Common Stock initially distributed to Management VII, of which 500,351 were subsequently distributed by Management VII to its limited partners and general partners.

The shares of Common Stock distributed by the TCV Funds and Management VII included: (i) 46,763 shares distributed to the Hoag Family Trust U/A Dtd 8/2/94 (the “Hoag Trust”); (ii) 46,763 shares distributed to Hamilton Investments Limited Partnership (“Hamilton Investments”); (iii) 64,629 shares distributed to Goose Rocks Beach Partners, L.P. (“Goose Rocks”); (iv) 57,120 shares distributed to the Reynolds Family Trust (the “Reynolds Trust”); (v) 34,232 shares distributed to the Drew Family Trust dated 10/5/2004 (the “Drew Trust”); (vi) 20,956 shares distributed to Ten 271 Partners B; (vii) 55,187 shares distributed to Robert W. Trudeau; (viii) 21,185 shares distributed to Marshall Carroll 2000 Trust (the “Marshall Trust”); (ix) 266 shares distributed to Marshall Partners; (xi) 20,407 shares distributed to the Yuan Family Trust dated 9/22/2006 (the “Yuan Trust”); (xii) 16,521 shares distributed to the Rosenberg Family Trust (the “Rosenberg Trust”); and (xiii) 20,428 shares distributed to Timothy P. McAdam.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 47,140,413 shares of Common Stock outstanding as of November 1, 2017.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
TCV VII	8,579,694	18.2%	8,579,694	0	8,579,694	0
TCV VII(A)	4,455,634	9.5%	4,455,634	0	4,455,634	0
Member Fund	81,123	0.2%	81,123	0	81,123	0
Management VII	13,035,328	27.7%	13,035,328	0	13,035,328	0
TCM VII	13,116,451	27.8%	13,116,451	0	13,116,451	0
Mr. Hoag	13,303,027	28.2%	186,576	13,116,451	186,576	13,116,451
Mr. Kimball	13,245,382	28.1%	128,931	13,116,451	128,931	13,116,451
Mr. Drew	13,116,451	27.8%	0	13,116,451	0	13,116,451
Mr. Reynolds	13,230,403	28.1%	113,952	13,116,451	113,952	13,116,451
Mr. Yuan	13,136,858	27.9%	20,407	13,116,451	20,407	13,116,451
Mr. Trudeau	13,116,451	27.8%	0	13,116,451	0	13,116,451
Mr. Marshall	13,149,497	27.9%	33,046	13,116,451	33,046	13,116,451
Mr. McAdam	13,157,204	27.9%	40,753	13,116,451	40,753	13,116,451
Mr. Rosenberg	13,116,451	27.8%	0	13,116,451	0	13,116,451

CUSIP No. 0001459200	13D	Page 16 of 19 Pages

TCV VII, TCV VII(A) and Member Fund are the record holders of 8,579,694, 4,455,634 and 81,123 shares of Common Stock, respectively.

TCM VII, as the ultimate general partner of TCV VII and TCV VII(A) and a general partner of Member Fund, and Management VII, as the direct general partner of TCV VII and TCV VII(A), may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock held by TCV VII and TCV VII(A) and, with respect to TCM VII, certain of the shares held by Member Fund and have the sole power to direct the vote of such shares. Each of TCM VII and Management VII disclaims beneficial ownership of the shares of Common Stock owned by TCV VII, TCV VII(A), and Member Fund except to the extent of their respective pecuniary interest therein.

Under the memorandum and articles of association of TCM VII, the Class A Directors have the shared power to dispose or direct the disposition of the shares held by TCV VII and TCV VII(A) and certain of the shares of Common Stock held by Member Fund and the shared power to direct the vote of such shares. Each of the Class A Directors disclaims beneficial ownership of the shares of Common Stock owned by TCM VII, Management VII, TCV VII, TCV VII(A) and Member Fund except to the extent of their respective pecuniary interest therein.

In addition, the Hoag Trust and Hamilton Investments are each the record holder of 93,288 shares of Common Stock. Mr. Hoag is a trustee of the Hoag Trust and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Hoag Trust. Mr. Hoag is the general partner of Hamilton Investments and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Hamilton Investments.

Goose Rocks is the record holder of 128,931 shares of Common Stock. Mr. Kimball is the general partner of Goose Rocks and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Goose Rocks.

The Reynolds Trust is the record holder of 113,952 shares of Common Stock. Mr. Reynolds is a trustee of the Reynolds Trust and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Reynolds Trust.

The Yuan Trust is the record holder of 20,407 shares of Common Stock. Mr. Yuan is a trustee of the Yuan Trust and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Yuan Trust.

The Marshall Trust and Marshall Partners are the record holders of 32,780 and 266 shares of Common Stock, respectively. Mr. Marshall is a trustee of the Marshall Trust and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Marshall Trust. Mr. Marshall is the general partner of Marshall Partners and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Marshall Partners.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c) On November 28, 2017: (i) Management VII disposed of 4,010 shares of Common Stock at prices ranging from $41.865 to $42.87 per share in a series of open market transactions on the Nasdaq Global Select Market for a weighted average price per share of $42.4306; (ii) Mr. Trudeau disposed of 55,187 shares of Common Stock at prices ranging from $43.50 to $43.625 per share in a series of open market transactions on the Nasdaq Global Select Market for a weighted average price per share of $43.5068; (iii) the Marshall Trust and Marshall Partners disposed of 7,234 and 266 shares of Common Stock, respectively, in each case at a price per share of $43.50, in open market transactions on the Nasdaq Global Select Market; and (iv) the Rosenberg Trust

CUSIP No. 0001459200	13D	Page 17 of 19 Pages

disposed of 16,521 shares of Common Stock at prices ranging from $41.865 to $42.87 per share in a series of open market transactions on the Nasdaq Global Select Market for a weighted average price per share of $42.5143. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for these transactions.

On November 29, 2017: (i) the Drew Trust disposed of 34,232 shares of Common Stock at prices ranging from $40.62 to $42.10 per share in a series of open market transactions on the Nasdaq Global Select Market for a weighted average price per share of $41.1431; and (ii) Ten 271 Partners B disposed of 20,956 shares of Common Stock at prices ranging from $40.62 to $42.10 per share in a series of open market transactions on the Nasdaq Global Select Market for a weighted average price per share of $41.1433. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for these transactions.

Except as reported in this Item 5(c) and in Item 4, above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 0001459200	13D	Page 18 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2017

TCV VII, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV VII (A), L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JOHN L. DREW

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JON Q. REYNOLDS, JR.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

CUSIP No. 0001459200	13D	Page 19 of 19 Pages

DAVID L. YUAN

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

ROBERT W. TRUDEAU

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

CHRISTOPHER P. MARSHALL

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TIMOTHY P. McADAM

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JOHN C. ROSENBERG

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory